Exhibit 12

AVERY DENNISON CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2003	2002	2001
Earnings
Income from continuing operations before taxes	$334.9	$354.3	$349.3
Add: Fixed charges from continuing operations*	87.6	69.6	75.5
Amortization of capitalized interest	2.3	2.0	2.0
Less: Capitalized interest from continuing operations	(6.1)	(3.9)	(6.9)

	$418.7	$422.0	$419.9

* Fixed charges from continuing operations:
Interest expense	$57.7	$44.0	$50.7
Capitalized interest	6.1	3.9	6.9
Amortization of debt issuance costs	0.8	0.7	0.3
Interest portion of leases	23.0	21.0	17.6

	$87.6	$69.6	$75.5

Ratio of Earnings to Fixed Charges	4.8	6.1	5.6

*	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest from continuing operations. “Fixed charges” consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.